Exhibit 12.1
                                                                       11/1/2005

                               GULF POWER COMPANY
              Computation of ratio of earnings to fixed charges for
                     the five years ended December 31, 2004
                     and the year to date September 30, 2005

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                                                                                                                         Nine
                                                                                                                        Months
                                                                                                                        Ended
                                                                              Year ended December 31,                September 30,
                                                            ------------------------------------------------------    ----------
                                                               2000        2001       2002       2003       2004         2005
                                                            -------------------------Thousands of Dollars-----------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes                                $ 82,607    $ 89,716   $104,397   $110,104    $108,135     $116,364
Interest expense, net of amounts capitalized                  28,086      25,034     31,452     31,069      34,925       29,727
Distributions on mandatorily redeemable preferred securities   6,200       6,477      8,524      7,085       1,113            0
AFUDC - Debt funds                                               440       2,510      1,392        314         819          483
                                                            ---------   ---------  ---------  ---------   ---------    ---------
Earnings as defined                                         $117,333    $123,737   $145,765   $148,572    $144,992     $146,574
                                                            =========   =========  =========  =========   =========    =========




FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt                                  $ 22,622    $ 24,520   $ 28,815   $ 27,194    $ 27,693     $ 22,356
Interest on affiliated loans                                       0         396        629        202       3,530        3,724
Interest on interim obligations                                2,804         768        446        197         241          778
Amort of debt disc, premium and expense, net                   2,047       2,059      2,591      2,895       3,050        2,214
Other interest charges                                         1,052        (199)       363        895       1,230        1,138
Distributions on mandatorily redeemable preferred securities   6,200       6,477      8,524      7,085       1,113            0
                                                            ---------   ---------  ---------  ---------   ---------    ---------
Fixed charges as defined                                    $ 34,725    $ 34,021   $ 41,368   $ 38,468    $ 36,857     $ 30,210
                                                            =========   =========  =========  =========   =========    =========



RATIO OF EARNINGS TO FIXED CHARGES                             3.38        3.64       3.52       3.86        3.93         4.85
                                                               =====       =====      =====      =====       =====        ====

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